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                               June 6, 2024

       Andr   van Niekerk
       Chief Financial Officer
       Gatos Silver, Inc.
       925 W Georgia Street , Suite 910
       Vancouver, British Columbia, Canada V6C 3L2

                                                        Re: Gatos Silver, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 21,
2024
                                                            File No. 001-39649

       Dear Andr   van Niekerk:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 2. Properties, page 29

   1.                                                   Please disclose your
mineral resources and mineral reserves based on your
                                                        attributable interest
in the property, and corresponding to your fiscal year end, as required by Item 1304(d) of
Regulation S-K.

                                                        Please ensure each
mineral resource or reserve table includes the point of reference, cut-
                                                        off grade(s), and
metallurgical recovery factor.
   2. We note that your resource and reserve reconciliation does not compare resources and reserves corresponding
to your fiscal year end, rather the resource and reserve
                                                        reconciliation in your
annual filing corresponds to July 1, 2023 and July 1, 2022. Please provide a
reconciliation comparing your resources and reserves as of the previous two fiscal year ends, as
required by Item 1304(e) of Regulation S-K.

                                                        Please address each
instruction under this Item in the reconciliation. For example the reconciliation should
include the net difference between resources and reserves as a
 Andr   van Niekerk
Gatos Silver, Inc.
June 6, 2024
Page 2
         percentage, an explanation of the causes of any discrepancy in mineral resources, and an explanation of the causes of any discrepancy in mineral reserves. Financial Statements
Note 14 Investment in Affiliates, page 70

3. We note you recognized equity income in affiliates of $33.6 million related to your investment in LGJV in 2023, representing your ownership share of the LGJVe's results.
         We also note that LGJV reported net income of $53.4 million in 2023. Please show us how you determined your share of net income from this joint venture using the equity method of accounting and how your determination complies with ASC 323-10-35.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please direct any questions to John Coleman at 202-551-3610 regarding the engineering comments.



FirstName LastNameAndr   van Niekerk                          Sincerely,
Comapany NameGatos Silver, Inc.
                                                             Division of
Corporation Finance
June 6, 2024 Page 2                                          Office of Energy &
Transportation
FirstName LastName